COMPANY:  FIRSTCOM CORPORATION
TICKER:   FCLX
EXCHANGE: NASDAQ SMALL CAP MARKET

FORM TYPE:  425

DOCUMENT DATE:  February 23, 2000
FILING DATE:  February 23, 2000

Filed by FirstCom Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  FirstCom Corporation
Commission File No.:  001-14017

FIRSTCOM CORPORATION ANNOUNCES AMENDMENT OF MERGER AGREEMENT TO REFLECT STRATEGIC INVESTMENT BY AT&T LATIN AMERICA IN ARGENTINA

February 23, 2000 01:14 PM
MIAMI--(BUSINESS WIRE)--Feb. 23, 2000--FirstCom Corporation FCLX today announced that it had amended its previously-announced merger agreement with AT&T Latin America, the recently created AT&T subsidiary, to permit AT&T Latin America to acquire Keytech LD S.A., a newly formed competitive local exchange carrier in Argentina.

AT&T Latin America will purchase 100% of the shares of Keytech LD, a private company, from the Keytech Group, an Argentina-based diversified telecommunications and technology integrator. The transaction is subject to regulatory approvals and customary closing conditions. FirstCom expects that the transaction will take place within the time frame of its proposed merger with AT&T Latin America. Keytech LD has nationwide licenses to provide domestic and international long distance, local telephony services, value-added services, licenses to provide a full range of Internet and data services and a unique 1910-1930 MHz spectrum license to provide fixed wireless services in nine of Argentina's largest cities, including Buenos Aires. The acquisition will provide AT&T Latin America with a significantly reduced time to market and the opportunity to position itself in Argentina to compete in a fully deregulated environment by the end of the year 2000.

As a result of the agreement by AT&T Latin America to acquire Keytech L.D., the merger agreement between FirstCom and AT&T Latin America has been amended to reflect the issuance of shares to the shareholders of Keytech L.D. Upon completion of the Keytech transaction and the merger with AT&T Latin America, the former shareholders of Keytech L.D. will own approximately 1% of the issued and outstanding shares of AT&T Latin America on a fully-diluted basis, AT&T Corp. will own approximately 58%, the former shareholders of FirstCom will own approximately 34%, and the other shareholders will own the remaining shares of AT&T Latin America. Accordingly, the percentage ownership of FirstCom in AT&T Latin America will not be materially reduced as a result of this transaction from the percentage which they were originally entitled to receive under the merger agreement with AT&T Latin America.

AT&T Latin America also announced today that it intends to continue developing Keytech's IP technology position, while providing advanced services and growing its client base. Additionally, AT&T Latin America announced that it plans to construct an ATM/Frame Relay/IP metropolitan area network in downtown Buenos Aires. The network will utilize state-of-the-art technology with an ATM/IP and Frame Relay services, along with local, domestic and international voice switched services.

"The acquisition by AT&T Latin America of Keytech LD is a milestone in AT&T Latin America's strategy to become the region's premier telecommunications company, meeting the advanced telecommunications needs of customers in Latin America's business centers and providing them with communications solutions seamlessly around the globe," said Patricio Northland, Chairman and CEO of FirstCom, who will become CEO of AT&T Latin America when the merger with FirstCom is completed.

AT&T Latin America announced that it plans to replicate its approach in Brazil in the key cities of Argentina by deploying a fiber optic network to have a significant local access presence for business customers in Buenos Aires, Cordoba and Rosario. This coverage would be complemented with fixed wireless technology to expand the reach in these metropolitan areas, as well as to interconnect up to forty cities within the country using next generation technology. The new construction also entails the installation of telephone switching equipment (SS7) capable of providing local, domestic and international voice switched services.

FirstCom Corporation is rapidly emerging as a premium provider of broadband integrated Internet/data, voice and video telecommunication services to business customers in Peru, Chile and Colombia. FirstCom operates state-of-the-art fiber optic ATM/IP networks in these countries that provide high-speed Internet/data connectivity which facilitates the delivery of content to the business community. FirstCom also operates as a competitive long-distance carrier in Chile and Peru.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause FirstCom's actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors detailed in FirstCom's filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward looking statements contained herein.

CONTACT: FirstCom Corporation Jose Segrera, Interim CFO 305/448-4422 jsegrera@firstcom-usa.com or Strategic Growth International, Inc. Richard Cooper / Rob Schatz 516/829-7111 sgi@netmonger.net

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PRELIMINARY PROXY STATEMENT REGARDING THE TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES PUBLICLY AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY FIRSTCOM CORPORATION AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY FIRSTCOM CORPORATION AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE PROXY STATEMENT AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM FIRSTCOM CORPORATION BY DIRECTING SUCH REQUEST TO FIRSTCOM CORPORATION, 220 ALHAMBRA CIRCLE, CORAL GABLES, FLORIDA 33134, ATTN: GENERAL COUNSEL, (305) 448-4422. THE MEMBERS OF THE BOARD OF DIRECTORS OF FIRSTCOM CORPORATION ARE PATRICIO E. NORTHLAND, GEORGE CARGILL, ANDREW HULSH AND DAVID KLEINMAN. AS OF THE DATE HEREOF, THERE ARE NO OTHER "PARTICIPANTS IN THE SOLICITATION", WITHIN THE MEANING OF RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.